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                        UNITED STATES                     OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                    WASHINGTON, D.C. 20549          Expires: October 31, 1997
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                                                    hours per response ... 14.90



                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                           HMT Technology Corporation
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  403917-10-7
                   -----------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               PAGE 1 OF 7 PAGES

CUSIP NO.  403917-10-7             SCHEDULE 13G        PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Ronald L. Schauer
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       3,146,000 (All of such shares are held in The
  REPORTING                    Schauer Living Trust under agreement dated March
 PERSON WITH                   15, 1996 of which the reporting person is a
                               co-trustee with reporting person's wife, Marlys
                               A. Schauer)
                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               3,146,000 (All of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting person is a co-trustee with reporting person's wife, Marlys
                               A. Schauer)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,146,000. All of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting person is a co-trustee with reporting person's wife, Marlys A. Schauer (also includes 1,646,269 shares that are subject to a right of repurchase by the Company).
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]
          (See Attachment A)

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   7   PAGES
                               -----    -----


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CUSIP NO.  403917-10-7             SCHEDULE 13G        PAGE   3   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Marlys A. Schauer
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       3,146,000 (All of such shares are held in The
  REPORTING                    Schauer Living Trust under agreement dated March
 PERSON WITH                   15, 1996 of which the reporting person is a
                               co-trustee with reporting person's husband,
                               Ronald L. Schauer)
                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               3,146,000 (All of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting person is a co-trustee with reporting person's husband, Ronald L. Schauer)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,146,000. All of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting person is a co-trustee with reporting person's husband, Ronald L. Schauer
          (also includes 1,646,269 shares that are subject to a right of repurchase by the Company).
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]
          (See Attachment A)

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   3   OF   7   PAGES
                               -----    -----

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ITEM 1.

      (a)        Name of Issuer:  HMT Technology Corporation

      (b)        Address of Issuer's Principal Executive Offices:
                 1055 Page Avenue
                 Fremont, CA  94538

ITEM 2.

      (a)        Name of Person's Filing:  Ronald L. Schauer and Marlys A.
                                           Schauer

      (b)        Address of Principal Business Office or, if None, Residence:
                 1055 Page Avenue Fremont, CA  94538

      (c)        Citizenship:     Each is a citizen of the United States

      (d)        Title of Class of Securities:     Common Stock

      (e)        CUSIP Number:    403917-10-7

ITEM 3.  Not applicable.

ITEM 4.  OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned: 3,146,000 shares of Common Stock as of December 31, 1996. All of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting persons are co-trustees (includes 1,646,269 shares that are subject to a right of repurchase by the Company).

      (b)        Percent of Class:         7.7%

      (c)        Number of shares as to which such person has:

              (i)         sole power to vote or to direct the vote:    -0-
             (ii) shared power to vote or to direct the vote: 3,146,000 (all of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting persons are co-trustees)
            (iii)         sole power to dispose or to direct the disposition
                          of:                                          -0-
             (iv)         shared power to dispose or to direct the disposition
                          of:                                        3,146,000
                          (all of such shares are held in The Schauer Living Trust under agreement dated March 15, 1996 of which the reporting persons are co-trustees)

                 Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).





                               PAGE 4 OF 7 PAGES
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10.  CERTIFICATION

      Not Applicable.





                               PAGE 5 OF 7 PAGES
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                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                      April 21, 1997
                                        ---------------------------------------
                                                          Date


                                                  /s/ Ronald L. Schauer
                                        ---------------------------------------
                                                          Signature


                                                   Ronald L. Schauer
                                        ---------------------------------------
                                                       Name/Title


                                                /s/ Marlys A. Schauer
                                        ---------------------------------------
                                                        Signature


                                                    Marlys A. Schauer
                                        ---------------------------------------
                                                       Name/Title





                               PAGE 6 OF 7 PAGES
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                                  Attachment A

                                  SCHEDULE 13G

                           HMT TECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  403917-10-7
                                 (CUSIP Number)

10. Excludes the following shares: The reporting person's have one adult son who directly owns 150,000 shares. The reporting persons' disclaim beneficial ownership of such shares.





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